[CLEARY GOTTLIEB STEEN & HAMILTON LLP LETTERHEAD]

Writer's Direct Dial: (212) 225-2472 E-Mail: jfisher@cgsh.com

January 12, 2006

Pamela Long, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

  Re:
  Chipotle Mexican Grill, Inc.
  Registration Statement on Form S-1 (File No. 333-129221)

Dear Ms. Long:

        Thank you for your comments on Amendment No. 3 to the Registration Statement filed by Chipotle Mexican Grill, Inc. (the "Company") with the Securities and Exchange Commission (the "Commission"). On behalf of the Company, we hereby transmit, via EDGAR, Amendment No. 4 to the Registration Statement ("Amendment No. 4") for filing with the Commission.

        Set forth below are the Company's responses to the comments contained in your letter dated January 11, 2006. The Staff's comments, reproduced in bold text, are followed by responses on behalf of the Company. The responses to the Staff's comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Page references in the Company's responses are to Amendment No. 4. Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment and is solely responsible for that information.

Customers Who Sell For Us, page 2

        1.     We note your last sentence of this section. Please list for readers of the paper version of your prospectus the additional materials available at the chipotleipo.com website and state that the material has been filed with the SEC as Annex A to the prospectus. Please revise here and in the fourth full paragraph on page 66.

        The Company has revised its disclosure on pages 2 and 66 of the prospectus as requested by the Staff.

Underwriters, page 99
Directed Share Program, page 102

        2.     We note from your directed share program materials that the shares purchased through the program will be subject to lock-up for 180 days. Please revise this section to briefly describe the lock-up agreements.

        The Company has revised its disclosure on page 102 of the prospectus as requested by the Staff.

Note 10. Earnings Per Share, page F-22

        3.     Please revise the first paragraph of your disclosure on page F-22 to explain the nature and terms of the transactions comprising the "Reclassification" transactions.

        The Company has revised its disclosure on page F-22 of the prospectus as requested by the Staff.

* * * * *

        Please direct any comments or questions regarding this filing to Janet L. Fisher at (212) 225-2472 or James Small at (212) 225-2015.

Very truly yours,
/s/ JANET L. FISHER
Janet L. Fisher

Enclosure

cc:
Montgomery F. Moran
(Chipotle Mexican Grill, Inc.)